UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             The Art Boutique, Inc.
                   ------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                    04287P100
                   ------------------------------------------
                                 (CUSIP Number)

      Robert Fowler, 214 S. Center Street, Casper, WY 82601 (307) 472-3000
      --------------------------------------------------------------------

      --------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 5, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box _____.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b)


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for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         04287P100
                  ---------




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1     Name of Reporting Person

         Michael R. Butler, William A. Erickson, & Ronald A. Shogren

2     Check the Appropriate Box if a Member of a Group     a [ ]     b [X]



3     SEC USE ONLY
     -----------------


4     Source of Funds

      00

5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)    [ ]


6     Citizenship or Place of Organization

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     Sole Voting Power:  4,060,000 (2,020,000, 2,020,000, & 20,000,
      respectively)

8     Shared Voting Power:          --00--

9     Sole Dispositive Power:  4,060,000 (2,020,000, 2,020,000, & 20,000,
      respectively)

10    Shared Dispositive Power:     --00--

11 Aggregate Amount Beneficially Owned by Each Reporting Person: 4,060,000 (2,020,000, 2,020,000, & 20,000, respectively)

12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares[ ]

13 Percent of Class Represented by Amount in Row (11): 90.8% (45.2%, 45.2%, & 0.4%, respectively)

14     Type of Reporting Person:      IN



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Item 1:     SECURITY AND ISSUER

This Schedule relates to the acquisition of beneficial ownership of Common Stock, $.001 par value per share, of The Art Boutique, Inc. (hereinafter the "Company"), whose principal place of business is located at 214 South Center Street, Casper, WY 82601.

On November 3, 2000, The Art Boutique, Inc. subscribed for and paid for one million shares of common stock of Kearney, Inc. for $3,000. Kearney, Inc. used the proceeds of the subscription to rescind the subscriptions and repay the original investment of all original shareholders due to the fact that the SEC expressed a position in letter from Richard Wulff dated January 21, 2000, that all shares issued in "blank check" companies must be registered before any resale, and that was not the representation made originally to Kearney, Inc. share subscribers. After the recission, the Art Boutique, Inc. owned 100% of the issued and outstanding shares of Kearney, Inc. and then conducted a statutory merger with its wholly-owned subsidiary.

The Company is a successor registrant pursuant to Section 12(g) 3 of the Securities Exchange Act of 1934, by virtue of a statutory merger of the Parent, The Art Boutique, Inc., a Wyoming corporation, and its wholly-owned subsidiary, Kearney, Inc., a Wyoming corporation, with The Art Boutique, Inc. being the survivor. There was no change to the issued and outstanding shares of The Art Boutique, Inc. and all shares of Kearney, Inc. were retired by virtue of the merger.

In November 2000, The Art Boutique, Inc. executed its Plan of Merger and Articles of Merger with Kearney, Inc. At the time of the effective date of the merger, The Art Boutique, Inc. owned 100% of the outstanding stock of Kearney, Inc. All outstanding shares of Kearney, Inc. were retired in the merger. The Art Boutique, Inc. is the surviving company after the merger.


Item 2:     IDENTITY AND BACKGROUND

     a. Name: Michael R. Butler ("Butler"), William A. Erickson ("Erickson"), & Ronald A. Shogren ("Shogren").

     b. Address: 13750 Bessemer Bend Road, Alcova Pointe, Casper, WY 82604, 2300 E. 18th St., Apt. 224, Casper, WY 82609, & 49 Calypso, Casper, WY 82604.

     c. Occupation: Mr. Butler is Secretary/Treasurer and a Director of the Company. Mr. Butler was employed for 19 years by Amoco Production Company, an oil and gas producing company operating in the state of Wyoming. In 1997 and 1998, Mr. Butler owned and operated a farm/ranch west of Casper, Wyoming. Mr. Butler has been trained in and has experience in waterflood injection, oil and gas producing operations, maintenance, and wetland development. Mr. Butler is a Director of Hindsight, Inc. dba Oil City Printers, a commercial printing business (since 1988). Mr. Butler is a Director and Secretary/Treasurer of The Art Boutique, Inc. (since 1996), Phillips 44, Inc. (1998 - 2000), and was a Director and Secretary of Tempus, Inc. (1997 - 2000).

     Mr. Erickson is President and a Director of the Company. Mr. Erickson graduated from the University of Wyoming in 1959 with a Bachelor of Science degree in Education. He served in the Armed Forces from 1950 to 1955. He has been associated with the real estate business for forty years, starting in 1960 when he received his real estate license. He qualified as a real estate broker in 1986. Mr. Erickson is currently working toward an Associate of Applied Science Degree/Computer Science with Business option. Mr. Erickson was a Director and officer of Bird-Honomichl, Inc. (1994-1998). Mr. Erickson is currently an Officer and Director of The Art Boutique, Inc., Fuels, Inc., Prairie, Inc., and was an officer and Director of Kearney, Inc. (1999 - 2000). He has been an Officer and Director of Tempus, Inc. (1997 - May 2000) and is President and Director of Garner Investments, Inc.

     Mr. Shogren is a Director of the Company. Mr. Shogren attended Eastern Montana College. Mr. Shogren is the past Exalted Ruler of the Casper's Elk Lodge 1353. Mr. Shogren has been a licensed general contractor from 1976 to present. Mr. Shogren also has seventeen years experience as an insurance claims adjuster and presently owns and operates Cowboy State Claims Service. Mr. Shogren is President and Director of Shogi, Inc. and a Director of Butts, Inc. He is a Director of Garner Investments, Inc.

     d. & e. Sanctions: During the last 5 years, neither Butler, Erickson, nor Shogren has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Butler, Erickson, or Shogren, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

     f.     Citizenship:  United States of America


Item 3:     SOURCE OF FUNDS OR OTHER CONSIDERATION

     No funds were paid by Mr. Butler, Mr. Erickson, nor Mr. Shogren in this transaction. As part of its merger with its parent company, the Art Boutique, Inc., all Kearney, Inc. stock was liquidated. As a result, Butler received $300.00 for his 120,000 shares of Kearney, Inc., as did Erickson for his 120,000 shares, and Shogren received $100.00 for his 3,000 shares.


Item 4:     PURPOSE OF TRANSACTION

     The ownership which is the subject of this Schedule was acquired by Mr. Butler, Mr. Erickson, and Mr. Shogren for the purpose of investment. Mr. Butler, Mr. Erickson, and Mr. Shogren have no plans which relate to or would result in, any of the following:

a. The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; provided, however, that the Reporting Person may review his investment in the Company from time to time and make adjustments in his holdings as he deems appropriate;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; provided, in his capacity as a director of the Company, the Reporting Person may review and, where appropriate, approve transactions such as a merger which may have the effect of changing control of the Company;

     c. A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Company;

     f. Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     g. Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided however, that the Reporting Person may exercise outstanding options to acquire Common Stock of the Company in his discretion, which exercise may have the effect of impairing or impeding the acquisition of control by a third party;

     h. Causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or

     j.   Any action similar to any of those enumerated above.


Item 5:     INTEREST IN SECURITIES OF THE ISSUER

     a. As of the date of the filing of this Schedule, the group is deemed to beneficially own 4,060,000 shares of Common Stock of the Company, representing 90.8% of the issued and outstanding Common Stock. All of the Securities owned by Butler, Erickson, and Shogren represent options to acquire Common Stock.

     b. Butler, Erickson, and Shogren have the sole power to vote and have sole dispositive right with regard to the 4,060,000 shares of Common Stock.

     c. On December 5, 2000, the Art Boutique, Inc. merged with its wholly-owned subsidiary, Kearney, Inc. This involved a liquidation of all outstanding shares of Kearney stock. Art Boutique paid Butler a total of $300.00 for his 120,000 outstanding Kearney shares. Erickson's 120,000 shares also entitled him to $300.00. Mr. Shogren received $100.00 for his 3,000 shares.

     d. Not applicable.

     e. Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships of the type required to be disclosed under this Item between the Reporting Person and any other person.


Item 7:     MATERIAL TO BE FILED AS EXHIBITS

     Merger document between Kearney, Inc. and Art Boutique, Inc.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement to Schedule 13D is true, correct and complete.



      /s/ Michael R. Butler                      Date:          5/31/01
      -------------------------------                     ----------------------
      Michael R. Butler


      /s/ William A. Erickson                    Date:          5/31/01
      -------------------------------                     ----------------------
      William A. Erickson


      /s/ Ronald A. Shogren                      Date:          5/31/01
      -------------------------------                     ----------------------
      Ronald A. Shogren